SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                      Mission Resources Corporation
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.01 par value
               -----------------------------------------
                      (Title of Class of Securities)


                             079895 20 7
                -----------------------------------------
                            (CUSIP Number)


                           July 10, 2003
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     CUSIP No. 079895 20 7


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Management Partners L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              1,098,237 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              1,098,237 Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,098,237  Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN/IA

                                     CUSIP No. 079895 20 7


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Management Trust III


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              380,819 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              380,819 Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     380,819 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.6%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

                                     CUSIP No. 079895 20 7


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Laguna Vermogensverwaltung GmbH & Co. KG


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              225,000 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              225,000  Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     225,000 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.0%


12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

                                     CUSIP No. 079895 20 7


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Alpine Investment Partners


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              492,418 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              492,418 Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     492,418 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

                                     CUSIP No. 00025243N103


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              44,835 Shares


         6    SHARED VOTING POWER

              1,098,237 Shares


         7    SOLE DISPOSITIVE POWER

              44,835 Shares


         8    SHARED DISPOSITIVE POWER

              1,098,237 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,143,072 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

         This Amendment No. 3 to Schedule 13D for Mission Resources Corporation, a Delaware corporation (formerly known as Bellwether Exploration Company; hereafter, the "Issuer"), amends items 1 and 5 in the statement on Schedule
13D, originally dated August 26, 1994, as amended as of April 24, 1997 and December 12, 1999, with respect to the Common Stock, par value $0.01 per share (the "Shares"), as follows below.


         Item 1.    Security and Issuer

         Security:  Common Stock

         Issuer:    Mission Resources Corporation
                    1331 Lamar Street, Suite 1455
                    Houston, Texas 77010-3039



         Item 5.   Interest in Securities of the Issuer

     See cover page for each reporting person.

     (a) - (b) As holder of voting and investment authority over the shares owned by its advisory clients, Rho Management Partners L.P., a Delaware limited partnership ("Rho"), may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,098,237 Shares, representing approximately 4.7% of the outstanding Shares of the Issuer (based upon 23,585,959 Shares outstanding as of May 9, 2003, as reported on the latest Form 10-Q of the Issuer). Such Shares are held as follows: 380,819 Shares by Rho Management Trust III (1.6%), 225,000 Shares by Laguna Vermogensverwaltung GmbH & Co. KG (1.0%), and 492,418 Shares by Alpine Investment Partners (2.1%). Rho disclaims any economic interest or beneficial ownership of Shares covered by this Statement.

         As the controlling person of Rho, Joshua Ruch may also be deemed the beneficial owner of the foregoing Shares. Additionally, he may be deemed to be the beneficial owner of 29,969 Shares held individually and 7,433 Shares held through for the benefit of a retirement plan. Additionally, Mr. Ruch exercises investment authority over 7,433 Shares held by the JJR Foundation, a private foundation of which he serves as trustee. Thus, Mr. Ruch may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of an aggregate of 1,143,072 Shares of the Issuer, or approximately 4.8% of the outstanding Shares outstanding as of May 9, 2003, as reported on the latest Form 10-Q of the Issuer. Mr. Ruch disclaims any economic interest or beneficial ownership of Shares held by Rho.

         (c) The following identifies sales by the reporting persons (all of which were Shares registered in the name of Alpine Investment Partners) within the last sixty days:

Date          Number of Shares              Price/Share

7/02/03        45,400                       1.90           Sale
7/08/03         1,000                       1.85           Sale
7/09/03        27,400                       1.85           Sale
7/10/03       162,372                       1.85           Sale


         (d)  Not applicable.

         (e) The reporting persons ceased to be beneficial owners of more than five percent of the Issuer's Shares on July 10, 2003.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 2003


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP.,
    its General Partner

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President



RHO MANAGEMENT TRUST III
By:  Rho Capital Partners, Inc.,
     Investment Advisor


    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President



LAGUNA VERMOGENSVERWALTUNG GMBH & CO. KG

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: Managing Director



ALPINE INVESTMENT PARTNERS
By:  Joshua Ruch,
     General Partner


    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: General Partner



JOSHUA RUCH

/s/ Joshua Ruch
--------------------------
Name: Joshua Ruch